UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

1st Floor, 3 Orchard Place

London, SW1H 0BF United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On October 20, 2025, Arqit Quantum Inc. (the “Company”) and counsel for the plaintiffs in the previously disclosed putative class action lawsuit filed against the Company and certain of the Company’s directors in the United States District Court for the Eastern District of New York (the “Court”) (Case No. 1:22-cv-02604) (the “Federal Action”) executed a term sheet that will settle the Federal Action for $7 million, pending documentation of the settlement and approval by the Court.

Assuming Court approval of the settlement, the Company will seek dismissal of the previously disclosed putative class action lawsuit that was filed against the Company and certain of its directors in the Supreme Court of the State of New York (the “State Court”) (Index No. 153555/2023) (the “State Court Action”), which has been stayed per order of the State Court pending final adjudication of the Federal Action because the State Court Action falls entirely within the settlement classes of the Federal Action.

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. The information furnished in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-262215, 333-275960 and 333-284706) and Form F-3 (File Nos. 333-268786, 333-259982, 333-284343 and 333-289939), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Andrew Leaver
Name:	Andrew Leaver
Title:	Chief Executive Officer

Date: October 21, 2025